February 10, 2011

Scott R. Anderson
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Advisor's Disciplined Trust 677
        File No. 333-171790

Dear Mr. Anderson:

        We have reviewed the registration statement on Form S-6 for Advisor's Disciplined
Trust 677 (the "Trust"), filed with the Commission on January 20, 2011. The registration
statement offers the Select Emerging Markets ETF Portfolio, Series 2011-1Q (the
"Portfolio"). We have no comments at this time.

        We note, however, that portions of the filing are incomplete. We may have
comments on such portions when you complete them in a pre-effective amendment, on
information supplied supplementally, or on exhibits added in any pre-effective
amendments.

        Please advise us if you have submitted or expect to submit an exemptive
application or no-action request in connection with your registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the Trust and its
management are in possession of all facts relating to the Trust's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In the event the Trust requests acceleration of the effective date of the pending
registration statement, it should furnish a letter, at the time of such request,
acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the Trust from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the
  Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6773.

Sincerely,

Kieran G. Brown
Senior Counsel